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                                                                   EXHIBIT 20.1
                                    PRESS RELEASE

                                     TOPRO, INC.

Topro, Inc.
2525 W. Evans Ave.
Denver, CO 80219


               BRISTOL-MEYERS SQUIBB COMPANY ENGAGES TOPRO, INC.
                         IN WORLDWIDE YEAR 2000 PROJECT

December 19, 1997 - Topro Inc. d.b.a. TAVA Technologies, Inc., (NASDAQ: TPRO) Denver, Colorado, a leading provider of automation and information technology solutions to industry, today announced that it has signed an agreement with Bristol-Meyers Squibb Company (NYSE:BMY) to provide Year 2000 tools and compliance support for all Non-Information Technology systems at approximately 125 sites worldwide.

     The initial stage of services is a pilot plant project at the Bristol-Meyers Squibb multi-building facility in New Brunswick, NJ. The pilot plant project has begun and is scheduled for completion by February of 1998.

     The intent of Bristol-Meyers Squibb is to roll-out the worldwide program, covering all sites, shortly thereafter. The worldwide roll-out is already in the planning stage. The engagement program includes TAVA's Plant Y2K One-TM- CD-ROM based tools, database access and Millennium services.

     "We are pleased to have this opportunity to work with Bristol-Meyers Squibb. We believe that their approach to Year 2000 compliance, which contains a strong element of self-execution supported by the Plant Y2K One-TM- tools, is a great way to move quickly through the critical assessment stage," said John Jenkins, CEO of Topro, Inc.

     James Ham, vice-president, Information Management at Bristol-Meyers Squibb stated, "We believe we are a leader in addressing year 2000 compliance throughout our organization. Our relationship with TAVA is an important step in addressing our Non-Information Technology systems around the world."

     Jenkins noted, "Our order and proposal activity for Y2K products and services continues to grow rapidly. In addition, our base business remains strong. Total new orders in the company's first half are forecast to exceed $28 million. We are recruiting, hiring and training staff in all offices on an accelerated basis to support current and forecast demand."

     Jenkins also noted that the Company had completed a 20,000 unit production run of its Plant Y2K-TM- One CD-ROM on November 20th and has a third run planned for January.

     TAVA (www.tavatech.com) provides factory automation and control systems integration helping clients in the manufacturing process industries integrate their processes, applications, hardware and software into seamless manufacturing enterprises, featuring their Plant Y2K One-TM- CD-ROM which was released on October 15, 1997. Located in 10 regional offices throughout the U.S., TAVA has a staff of more than 350.

     Statements made in this Press Release that are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of federal securities laws. Forward-looking statements represent management's best judgment as to what may occur in the future, but are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those presently anticipated or projected. Such factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to integrate operations of recently acquired subsidiaries and failure to capitalize upon access of new clientele. Specific risks and uncertainties which may affect forward-looking statements about the Company's Plant Y2K One-TM- business and prospects and projected demand include the possibility that a competitor will develop a more comprehensive or less expensive Y2K solution, and delays in market awareness of Topro and its product and service solutions. These factors and others are discussed in the "Management's Discussion and Analysis" section of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, to which reference should be made.